[Letterhead of Weyerhaeuser Real Estate Company]

March 28, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weyerhaeuser Real Estate Company
Registration Statement on Form S-4/S-1
Filed January 9, 2014
File No. 333-193251

Dear Ms. Long:

On behalf of Weyerhaeuser Real Estate Company (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4/S-1 filed with the Commission on January 9, 2014 (the “Registration Statement”) contained in your letter dated February 5, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been filed via Edgar on the date hereof. In addition, for your convenience, the Company is sending via courier four clean copies of Amendment No. 1 and four copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Weyerhaeuser Real Estate Company, Weyerhaeuser Company and TRI Pointe Homes, Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in those other filings.

Response: The Company and TRI Pointe Homes, Inc. have revised the Registration Statement, the TRI Pointe Homes, Inc. registration statement on Form S-4 originally filed with the Commission on January 9, 2014 and the TRI Pointe Homes, Inc. preliminary proxy statement on Schedule PREM14A originally filed with the Commission on January 9, 2014 in response to the Staff’s comment to ensure consistency of disclosure throughout each of the documents filed on behalf of the Company and TRI Pointe Homes, Inc., except where the context requires otherwise.

Ms. Pamela Long

March 28, 2014

2.	As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the Weyerhaeuser shareholders on the last trading day prior to the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with these rules’ requirements and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

Response: In the event the Company elects to make an exchange offer using the structure outlined in the Registration Statement, the Company will seek no-action letter relief with respect to that structure, generally consistent with the no-action letter relief sought and received in connection with the other recent “Reverse Morris Trust” transaction exchange offers, including in the PPG Industries, Inc. exchange offer with respect to the common stock of Eagle Spinco Inc. and in the Kraft Foods Inc. exchange offer with respect to the common stock of Cable Holdco, Inc.

3.	We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of WRECO common stock received in the exchange, or the upper limit with respect to the number of shares of WRECO common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

Response: The Company acknowledges the Staff’s comment and understands the timing issue. Additionally, the Company confirms its understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

4.	The explanatory note in the inside cover of the registration statement, includes, among other things, a statement that once a final decision is made regarding the manner of distribution of the shares of WRECO common stock, the registration statement, including the Form S-4 and preliminary proxy statement filed by TRI Pointe Homes, will be amended to reflect such decision. Please note that we will need sufficient time to review any such amendment.

Response: The Company acknowledges the Staff’s comment and understands the timing issue.

5.	In an appropriate section of the filing, briefly describe WRECO’s securities. Refer to Item 202 of Regulation S-K and Item 4(a)(3) of Form S-4.

Ms. Pamela Long

March 28, 2014

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Description of WRECO Capital Stock” on page 252 of Amendment No. 1.

Registration Statement Cover Page

6.	Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

Response: The Company has checked the Rule 415 box on the cover page of Amendment No. 1 in response to the Staff’s comment.

Explanatory Note

7.	Please advise us whether or not Weyerhaeuser Real Estate Company will be identified as a co-offeror on the Schedule TO when that filing is submitted. To the extent Weyerhaeuser Real Estate Company will not be so identified, please provide us with a brief legal analysis that explains that decision. Refer to Instruction K.1 of Schedule TO (Rule 14d-100).

Response: Instruction K.1 of Schedule TO defines the term offeror as “any person who makes a tender offer or on whose behalf a tender offer is made”. The Company respectfully submits that the exchange offer contemplated in the Registration Statement would be made by Weyerhaeuser Company on its own behalf, not on behalf of Weyerhaeuser Real Estate Company. Weyerhaeuser Company owns all of the common shares of Weyerhaeuser Real Estate Company and no shares of Weyerhaeuser Real Estate Company will be issued in the exchange offer. The success of the exchange offer will not affect Weyerhaeuser Real Estate Company; if fewer than all of the issued and outstanding Weyerhaeuser Real Estate Company common shares are exchanged because the exchange offer is not fully subscribed, the remaining Weyerhaeuser Real Estate Company common shares owned by Weyerhaeuser Company will be distributed on a pro rata basis to Weyerhaeuser Company shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of the exchange offer, and the relative percentage ownership of the Weyerhaeuser shareholders and TRI Pointe stockholders following the merger will not be affected. Therefore, Weyerhaeuser Real Estate Company will not be identified as a co-offeror on the Schedule TO when that filing is submitted.

Prospectus Cover Page

8.

We note that the information on the prospectus cover page is duplicative of disclosure found in the prospectus summary as well as in “This Exchange Offer” section of the registration statement. As the intent of the prospectus cover page is to highlight the most important aspects of the transaction which is being registered, in accordance with Item 501(b) of Regulation S-K, please revise your disclosure to focus on only the key aspects of the tender offer, as the first step in the ultimate acquisition of Weyerhaeuser’s Real Estate Business by TRI Pointe Homes. In this regard, we note, for

Ms. Pamela Long

March 28, 2014

example, that some of the disclosure in the second page of the prospectus cover page has already been included on the first page, and repeats information already found in the Explanatory Note.

Response: The Company has revised the prospectus cover page of Amendment No. 1 in response to the Staff’s comment to highlight the most important aspects of the transaction on the cover page. In particular, the Company has deleted information on the second page that has already been included on the first page of the prospectus cover. The Company has not deleted important information on the prospectus cover that is also available in the Explanatory Note because the Explanatory Note will not be included as part of the prospectus that would ultimately be delivered to investors.

9.	The disclosure at the end of the third paragraph contemplates a “voluntary extension following a Mandatory Extension.” In an appropriate section of the filing please disclose the circumstances when the exchange offer may be voluntarily extended following a Mandatory Extension, and whether the upper limit will be in effect for the entire period of such voluntary extension.

Response: The Company has revised the prospectus cover page of Amendment No. 1 in response to the Staff’s comment.

10.	Please relocate in the first page of the prospectus cover page disclosure that the exchange offer is subject to certain conditions (refer to the disclosure in the last paragraph, page ii).

Response: The Company has revised the prospectus cover page of Amendment No. 1 in response to the Staff’s comment.

11.	With a view towards disclosure, please tell us whether following the merger, the percentage of ownership by Weyerhaeuser’s shareholders and TRI Pointe’s shareholders has been calculated giving effect to the upper limit.

Response: The percentage of ownership by former Weyerhaeuser shareholders and by pre-existing TRI Pointe shareholders following the merger is calculated independently from, and is not affected by, the upper limit. If in effect, the upper limit will only affect the ratio of the number of WRECO common shares that will be exchanged for each Weyerhaeuser common share. Regardless of whether the upper limit is in effect, all issued and outstanding WRECO common shares will be converted into the right to receive 1.297 shares of TRI Pointe common stock.

The Company has revised the question “How many WRECO common shares will I receive for each Weyerhaeuser common share that I tender?” on page 5 of Amendment No. 1 in response to the Staff’s comment.

Ms. Pamela Long

March 28, 2014

Questions and Answers about this Exchange Offer and the Transactions, page 5

Q: Will all Weyerhaeuser common shares that I tender be accepted in this exchange offer?, page 11

12.	Refer to Exchange Act Rule 13e-4(f)(3)(i). As long as an odd-lot shareholder tenders “all” of its securities, the rule does not contemplate that the shareholder request “preferential treatment.” Please advise or otherwise revise your disclosure accordingly.

Response: Exchange Act Rule 13e-4(f)(3)(i) states that it “shall not prohibit the issuer or affiliate making the issuer tender offer from … accepting all securities tendered by persons who own … less than one hundred shares”. In this way, the rule allows issuers to accept all the securities tendered by odd-lot shareholders during a proration, but does not require that issuers do so. As a matter of procedure in this exchange offer, odd-lot shareholders who do not wish to be subject to proration may check the box entitled “Odd-Lot Shares” on the letter of transmittal to request the preferential treatment.

Q: Are there any conditions to Weyerhaeuser’s obligation to complete this exchange offer?, page 11

13.	Please revise your disclosure here to briefly identify the Mandatory Conditions discussed on page 97.

Response: The Company has revised the question “Are there any conditions to Weyerhaeuser’s obligation to complete this exchange offer?” on page 11 of Amendment No. 1 in response to the Staff’s comment.

Q: What do I do if I want to retain all of my Weyerhaeuser common shares?, page 12

14.	Please expand disclosure at the end of the paragraph to contemplate that in the event of a pro rata distribution of WRECO shares, Weyerhaeuser shareholders will also receive TRI Pointe shares following the consummation of the merger.

Response: The Company has revised the question “What do I do if I want to retain all of my Weyerhaeuser common shares?” on page 13 of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers about the Traansactions, page 14

Q: Are there any conditions to the consummation of the Transactions?, page 18

15.	To the extent that there are conditions which neither party to the transactions intends to waive, please revise your disclosure in the penultimate paragraph accordingly.

Ms. Pamela Long

March 28, 2014

Response: The Company has revised the question “Are there any conditions to the consummation of the Transactions?” on page 19 of Amendment No. 1 to make it clear that the Mandatory Conditions cannot be waived.

Summary, page 20

General

16.	In anticipation of the filing of a Schedule TO-I in connection with the exchange offer, please observe in full the disclosure requirements of Item 3 to Schedule TO-I and Item 1003 of Regulation M-A.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Information on Weyerhaeuser—Directors and Officers of Weyerhaeuser” on page 118 of Amendment No. 1.

The Companies, page 20

Weyerhaeuser Real Estate Company, page 20

17.	With respect to disclosures relating to market positions, industry statistics and other market relevant information relating to WRECO’s Real Estate Business (refer also to “Information on WRECO” disclosure on page 113 and MD&A disclosure on page 126), please identify the information source(s) serving as basis for your disclosure, such as general articles or other market research materials. If this information is based upon management’s belief, please indicate that this is the case. In this regard, we note statements such as “In 2012, WRECO was a top 20 U.S. homebuilder…” or that its land positions are located in “supply constrained markets with historically strong housing demand, diverse employment and desirable quality of like characteristics.” Please advise us whether this information represents publicly available information which was not commissioned by you for use in the registration statement.

Response: The statement “In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries” is based on publicly available information which was not commissioned by the Company for use in the Registration Statement. The supporting article is being sent via courier.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment in certain instances where disclosures are based on management’s belief. See the section entitled “Information on WRECO” on page 122 and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” on page 139 of Amendment No. 1.

Ms. Pamela Long

March 28, 2014

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions, page 32

18.	Please advise as to how significant the percentage of Weyerhaueser’s stockholder base affected by these legal limitations is expected to be, and whether you anticipate the exchange offer to be undersubscribed as a result.

Response: The Company believes a substantial majority of its shareholders are U.S. investors and does not expect the holdings by non-U.S. shareholders to impact the Company’s ability to fully subscribe the exchange offer.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 34

19.	It appears that you are assuming that the WRECO Spin and Distribution “qualify as distributions for U.S. federal income tax purposes described in Section 355 of the Code” and that the Merger “qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” As these matters appear to represent material legal conclusions underlying the opinions, they are inappropriate. In addition, your disclosure should clearly indicate whether the legal conclusions represent the opinion of tax counsel and should not include qualifying language such as “in general.” Please revise your disclosure accordingly. Please note that the final form of the tax opinion must be filed as an exhibit prior to the registration statement being declared effective.

Response: The Company has revised pages 36, 105, 106 and 107 of Amendment No. 1 in response to the Staff’s comments. In addition, the Company acknowledges the Staff’s comment that the final forms of the tax opinions must be filed as exhibits prior to the Registration Statement being declared effective.

Risk Factors, page 43

20.	Please remove the last sentence of the introductory paragraph as you should have already disclosed all material risks currently known to you.

Response: The Company has revised “Risk Factors” on page 48 of Amendment No. 1 in response to the Staff’s comment.

Cautionary Statement on Forward-Looking Statements, page 80

21.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to delete the reference to the safe harbor. See “Cautionary Statement on Forward-Looking Statements” on page 85 of Amendment No. 1.

Ms. Pamela Long

March 28, 2014

This Exchange Offer, page 82

22.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response: The Company hereby confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company also hereby confirms that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

23.	With a view towards disclosure please tell us how the parties arrived at the upper limit with respect to the number of WRECO common stock to be issued in the exchange offer. To the extent that this upper limit represents a minimum/maximum value of the shares of TRI Pointe to be received in the merger, please disclose this value.

Response: The upper limit described in the Registration Statement is a limit on the number of WRECO common shares a Weyerhaeuser shareholder may receive for each Weyerhaeuser common share that such shareholder tenders in the exchange offer. As disclosed on pages 6 and 88 of Amendment No. 1, the upper limit is designed to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of shares of WRECO common shares (and, as a result, TRI Pointe common stock) being exchanged for each Weyerhaeuser common share accepted in the exchange offer. The upper limit, which the Company has not yet determined, does not represent a minimum or maximum value for the shares of Company common stock to be delivered in the exchange offer or the shares of TRI Pointe common stock to be issued in the merger.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares, page 87

24.	The disclosure reads in relevant part that “Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Weyerhaeuser common shares to be accepted bears to the total number of Weyerhaeuser common shares validly tendered and not properly withdrawn…” Rule 13e-4(f)(3) explains that when shares are accepted on a pro rata basis, the issuer must accept shares “according to the number of securities tendered by each security holder…” Please reconcile the disclosure with the cited rule text.

Ms. Pamela Long

March 28, 2014

Response: The Company has revised the Registration Statement in response to the Staff’s comment to make clear that shares will be accepted “according to the number of shares tendered by each shareholder”. See pages 11, 32 and 92 of Amendment No. 1.

Determination of Validity, page 93

25.	We noticed that determinations made regarding the validity of tenders “shall be final and binding” upon all persons who tender. Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose security holders may challenge the determinations made, and make conforming changes to other sections of the disclosure document to the extent additional unqualified references to “final and binding” have been made.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove unqualified references to “final and binding”. See pages 98 and 100 of Amendment No. 1.

Conditions for Consummation of this Exchange Offer, page 97

26.	Refer to the first paragraph on page 99 relating to Weyerhaeuser’s failure to exercise its rights to waive an offer condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: The Company understands and acknowledges that the decision to proceed with the exchange offer after the Company has knowledge that a condition is triggered constitutes a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and re-circulate new disclosure to shareholders.

Competition, page 123

27.	You disclose that there are relatively low barriers to entry into WRECO’s homebuilding business. Please reconcile this statement with your page 105 disclosure that WRECO’s ownership of 16,000 lots in lot-constrained California market appears to provide great competitive advantages, as one of the main reasons considered by the TRI Pointe Board in approving the merger. See also disclosure in the third paragraph of WRECO’s Liquidity and Capital Resources disclosure on page 151.

Ms. Pamela Long

March 28, 2014

Response: In a general sense, the homebuilding business does not have significant barriers to entry. With the exception of land in certain markets, the raw materials and labor required to construct homes are usually available in adequate supply.

With respect to the Company’s master planned development business, access to land for residential development can be a significant barrier, particularly in more regulated markets such as California. The land entitlement and development environment is complex and typically lengthy, requiring significant expertise and capital. The Company believes that its ownership of 16,000 lots in California represents a competitive advantage because the Company can either elect to absorb the lots for its homebuilding operation or sell the lots to other homebuilders.

Additionally, the Company has revised the section entitled “Liquidity and Capital Resources” on page 161 of Amendment No. 1 in response to the Staff’s comment.

The statements that California is lot-constrained and that the availability of substantially completed lots in what management believes are desirable locations is becoming more limited and competitive are based on publicly available information which was not commissioned by the Company for use in the Registration Statement. Supporting articles are being sent via courier.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO, page 126

Results of Operations, page 127

28.	Please disclose the cancellation rate by reportable segment for each period presented to allow an investor to better evaluate your net new orders and backlog by reportable segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response: The Company has revised pages 143 and 151 of Amendment No. 1 to include the information in response to the Staff’s comment.

29.	Please disclose the absorption rate by reportable segment for each period presented, as this appear to be a material measure utilized by management for purposes of evaluating the reportable segment results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response: The Company has revised pages 143 and 151 of Amendment No. 1 to include the information in response to the Staff’s comment.

30.	Please expand your discussion and analysis of the interim period general and administrative expense as a percentage of total single-family home sales revenue to explain why the percentage declined for the 9-months ended September 30, 2013, in comparison to the comparable period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Ms. Pamela Long

March 28, 2014

Response: The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” on page 139 of Amendment No. 1 to include year-end 2013 figures. Accordingly, interim figures for the nine months ended September 30, 2013 have been removed.

31.	For all periods presented, please provide a discussion and analysis of the specific, material factors impacting the effective tax rate. For example, please explain why there is variability in state income taxes for the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: The Company has revised the discussion and analysis regarding the effective tax rate in the section entitled “Income Tax Expense” on pages 150 and 159 of Amendment No. 1 in response to the Staff’s comment.

32.	We note that the impairment charges recognized during fiscal year 2011 primarily for the Maracay and Quadrant reportable segments had a material, negative impact to your fiscal year 2011 operating results. Please provide investors with the specific underlying factors that contributed to the recognition of inventory impairment charges for each period presented by reportable segment, including the number of communities related to the impairment charges. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: The Company has revised pages 155 and 167 of Amendment No. 1 to include the requested information in response to the Staff’s comment.

33.	Please expand your discussion and analysis of single-family net new home orders for fiscal year 2011 compared to fiscal year 2010 to provide investors with an understanding of the material factors contributing to the decline for Pardee in San Diego and Las Vegas. Please also provide investors with an understanding of the material factors contributing to the increases for all of the other reportable segments. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” on page 139 of Amendment No. 1 to include full annual period results for 2013, 2012 and 2011. Accordingly, results for the year ended December 31, 2010 will no longer be presented.

34.	We note that Pardee’s number of communities opened is significantly less than the number closed. Please provide investors with an understanding as to why there was a shift in Pardee’s communities. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Ms. Pamela Long

March 28, 2014

Response: The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” on page 139 of Amendment No. 1 to include year-end 2013 figures. Accordingly, comparisons between fiscal year 2011 and 2010 have been removed, and the shift in Pardee’s communities from 2010 to 2011 is no longer discussed.

Liquidity and Capital Resources, page 151

35.	Please expand your discussion and analysis of your sources of liquidity and capital to explain to investors what management’s plan is subsequent to the Transactions in light of the fact that the support provided by Weyerhaeuser will no longer be available. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

Response: The Company has revised the section entitled “TRI Pointe’s Liquidity and Capital Resources After the Transactions” on page 111 and the section entitled “Liquidity and Capital Resources” on page 161 of Amendment No. 1 in response to the Staff’s comment to explain that following the consummation of the Transactions, TRI Pointe expects to deploy its sources of liquidity and capital to provide the support that was previously provided by Weyerhaeuser.

36.	Please substantially review your disclosures for your operating cash flows to provide a discussion and analysis of the material factors impacting operating cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. Please refer to Section 501.13.b. of the Financial Reporting Codification for guidance.

Response: The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” on page 139 of Amendment No. 1 in response to the Staff’s comment.

Accounting Matters, page 157

Critical Accounting Policies, page 157

Impairments, page 158

37.	We note your disclosure on page F-43 that you anticipate recognizing an impairment charge of at least $300 million for the Coyote Springs Property during the fourth quarter of fiscal year 2013. Please provide investors with an understanding as to why the undiscounted cash flows for this community exceeded the carrying value through the third quarter of fiscal year 2013 but during the fourth quarter of fiscal year 2013 management has determined that the undiscounted cash flows for this community fall below the carrying value. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3., 501.12.b.4., and 501.14 of the Financial Reporting Codification for guidance.

Ms. Pamela Long

March 28, 2014

Response: Coyote Springs is a long term project in Nevada to develop more than 60,000 homes over the course of 15 to 20 years. Due to depressed market conditions, home construction, sale and related development of the project has been on hold since 2011. At the end of the third quarter of 2013, WRECO had a total investment of approximately $360 million in this project. At that time, WRECO’s continued intent was to hold the property for long term development. With the intent to hold for long term development, the undiscounted cash flows for the property were significantly in excess of the carrying value of the property.

During the fourth quarter of 2013, following the announcement of the Tri Pointe transaction, WRECO and Weyerhaeuser began exploring strategic alternatives for the property. After significant consideration throughout the fourth quarter of 2013, Weyerhaeuser changed its intent from its previous plan to hold the property for long term development to initiating activities in the near term to market the assets to potential third parties. On December 31, 2013, Weyerhaeuser filed a Current Report on Form 8-K with the Securities and Exchange Commission announcing the change in intended use and indicated that it anticipated a non-cash impairment charge in excess of $300 million in the fourth quarter.

The impairment charge of $343 million and the related timing of the charge are the result of a change in intended use (deemed to be a triggering event) that occurred in the fourth quarter.

The Company has revised page Note 19: Real Estate Impairments and Charges on page F-33 and the section entitled “Impairments” on page 167 of Amendment No. 1 in response to the Staff’s comment.

38.	In light of your pending, material impairment charge for the Coyote Springs Property, please expand your discussion and analysis of your inventories to provide investors with an understanding if there are any other communities that you have identified as having circumstances that indicate the carrying amount may not be recoverable from future undiscounted net cash flows. For those communities that have been identified and the recoverable amount assessed during fiscal year 2012 and the subsequent interim period, please identify those communities that are at-risk for material impairment charges by disclosing the number of communities along with the corresponding carrying value that were tested for potential impairment by reportable segment. Please also consider providing investors with an understanding of the number and carrying value of communities and/or homes that are in inventories and have been finished for at least a year. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to provide investors with an understanding of whether there are any other communities identified during 2013 as having circumstances that indicate the carrying value may not be recoverable from future undiscounted cash flows. See the section entitled “Impairments” on page 167 of Amendment No 1.

Ms. Pamela Long

March 28, 2014

Other than the Coyote Springs Project, there are no communities considered at risk for material future impairment charges. In addition, the Company had three homes in inventory at December 31, 2013 that had been finished for more than one year.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO, page 167

Unaudited Pro Forma Condensed Combined Balance Sheet, page 169

39.	The amount of assets of discontinued operations under the WRECO column does not agree to WRECO’s September 30, 2013 consolidated balance sheet. Please revise or advise.

Response: The Company has revised the Registration Statement to remove WRECO’s September 30, 2013 consolidated balance sheet and to instead include WRECO’s December 31, 2013 consolidated balance sheet. See page 172 of Amendment No. 1. There are no assets of discontinued operations in WRECO’s December 31, 2013 consolidated balance sheet.

1. Basis of Presentation, page 172

40.	Please expand your disclosure of the number of shares attributable to equity awards outstanding to clarify the number attributable to TRI Pointe employees and the number that were exchanged for Weyerhaeuser equity awards to WRECO employees.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify the number of shares attributable to TRI Pointe employees and the number exchanged for Weyerhaeuser equity awards to WRECO employees. See page 186 of Amendment No. 1.

Description of Transaction, page 172

41.	Please expand your disclosure to provide a description of the equity awards held by WRECO employees that are being assumed by TRI Pointe, including the number of equity awards outstanding as of the most recent balance sheet date, the material terms of the exchange, a description of how you intend to estimate the fair value of the exchange, and the amount of the expense that you would have recognized as if the transaction occurred on January 1, 2012, along with the material assumptions used to estimate the fair value.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See page 186 of Amendment No. 1.

Preliminary Purchase Price Allocation, page 174

42.	We note that the purchase price allocation is preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements. Please refer to ASC 805-10-50-6 for guidance.

Ms. Pamela Long

March 28, 2014

Response: The Company respectfully submits that the initial accounting for the business combination is incomplete for all of the assets acquired and liabilities assumed because the transactions have not yet been finalized. The Company anticipates that certain factors, such as discount rates and fair value of common shares, will change between the filing of Amendment No. 1 and the consummation of the transactions. However, in light of the Staff’s comment, the Company has revised the Registration Statement to include additional disclosure regarding the methods used to estimate the fair value of assets that required significant judgment. See page 187 of Amendment No. 1.

43.	Please include a discussion of the specific underlying factors that are expected to lead to goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1.a. for guidance.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See page 187 of Amendment No. 1.

4. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 175

44.	Please expand each of your footnotes for the adjustments included in the pro forma financial statements to clearly explain how each material adjustment was calculated. If assumptions were made to arrive at the adjustment amount, please provide a discussion of the assumptions and why the amount is reasonable. For any assumptions that could reasonably result in a different amount, please ensure you provide a sensitivity analysis. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See page 189 of Amendment No. 1.

45.	Please provide a summarized tabular disclosure of all the non-recurring items you excluded from the pro forma income statements. Also, please re-name the final line item of the pro forma condensed combined statements of operations disclosures, throughout your filing, to clarify that it excludes non-recurring items. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

Response: The Company respectfully submits that the only non-recurring items excluded from the pro forma income statement were the excluded operations and transaction costs. Costs from excluded operations relate to certain assets retained by Weyerhaeuser and certain compensation expenses that Weyerhaeuser has agreed to pay. Costs from excluded operations are separately disclosed in the pro forma income statement in a separate column. Transaction costs of $4 million were excluded from the Pro Forma Statement of Operations for the year ended December 31, 2013, and have been disclosed in number (8) under 4. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations on page 189 of Amendment No. 1.

Ms. Pamela Long

March 28, 2014

Historical Per Share Data, Market Price and Dividend Data, page 177

46.	Please expand your presentation to include historical and equivalent pro forma per share data for WRECO. Please refer to Item 3(f) of Form S-4 for guidance.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See pages 45 and 191 of Amendment No. 1.

The Transactions, page 180

Weyerhaeuser’s Reasons for the Transactions, page 201

47.	Your disclosure should provide a comprehensive discussion of the reasons why Weyerhaeuser engaged in this transaction. In this regard, please elaborate on the reasons why Weyerhaeuser’s board authorized the exploration of strategic alternatives with respect to WRECO, providing also context to disclosure suggesting of WRECO’s volatile earnings. In addition, given WRECO’s long operating history as a subsidiary of Weyerhaeuser (refer to second paragraph of Information on WRECO disclosure on page 113), please expand on your page 201 disclosure stating that the transaction would provide WRECO “with the opportunity to benefit from resources that are more dedicated to the real estate business.” Refer to Item 4(a)(2) of Form S-4.

Response: The Company has revised the section entitled “Weyerhaeuser’s Reasons for the Transactions” on page 218 of Amendment No. 1 in response to the Staff’s comment.

48.	In the fifth bullet point, please disclose the basis for (i) the board’s belief that Weyerhaeuser’s real estate business and TRI Pointe “were a good strategic fit” and (ii) the expectation that the combined company would create value to Weyerhaeuser’s shareholders. Please ensure that you provide context to your disclosure by elaborating on the other alternatives available to Weyerhaeuser to increase its shareholder value with respect to the real estate business.

Response: The Company has revised the section entitled “Weyerhaeuser’s Reasons for the Transactions” on page 218 of Amendment No. 1 in response to the Staff’s comment. Additionally, the Company has added disclosure on page 219 of Amendment No. 1 discussing the other alternatives the Weyerhaeuser Board of Directors considered to increase its shareholder value with respect to the real estate business.

Interests of Certain Persons in the Transactions, page 202

49.	In a tabular format, please disclose the share and ownership percentages for the directors and executive officers of both Weyerhaeuser and TRI Pointe on an individual basis. Refer also to Item 8 of Schedule TO-I and Item 1008 of Regulation M-A.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the share and ownership percentages of Weyerhaeuser common shares by directors and executive officers of Weyerhaeuser and TRI Pointe. See the section entitled “Ownership of Weyerhaeuser Common Shares” on page 260 of Amendment No. 1.

Ms. Pamela Long

March 28, 2014

Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders, page 243

50.	We note the statement in the second paragraph that disclosure is “qualified in its entirety by … the relevant provisions of, Washington law [and] Delaware law.” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See “Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders” on page 262 of Amendment No. 1.

Consolidated Statement of Operations, page F-3

51.	We note your disclosure on page 159 that you recognize charges for loss contingencies below operating income. Please either reclassify these charges within operating income, or expand your disclosures in Note 16 to clarify how you determined that these charges meet the definition of nonoperating expenses. Please refer to Article 5-03(b)(7) of Regulation S-X for guidance.

Response: The Company has revised the section entitled “Contingent Liabilities” on page 170 of Amendment No. 1 to state that loss contingencies have been included within operating costs and expenses, as opposed to within other income (expense).

Consolidated Statement of Cash Flows, page F-5

52.	We note that you have included the changes in receivables, net as an operating cash flow. We further note from your disclosure on page F-15 that notes and contracts receivable, which is included within receivables, net, represents loans from you to the purchasers of land and lots. Please tell us your consideration of the guidance in ASC 230-10-45-12 and 45-13.a.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company appropriately presented its cash flows. The Company considered the guidance in ASC 230-10-45-16.a, which states that “Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales” qualify as cash inflows from operating activities.

Index for Notes to Consolidated Financial Statements, page F-7

53.	We note that you have recognized restructuring charges during each period presented that have negatively impacted operating income from 10.8% to 2.5% for the periods presented. Please provide the disclosures required by ASC 420-50 and ASC 420-S99-2 for those periods presented in which the restructuring charges materially impacted operating income.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See Note 20: Charges for Restructuring on page F-35 of Amendment No. 1.

Ms. Pamela Long

March 28, 2014

Note 1: Summary of Significant Accounting Policies, page F-8

Inventory, page F-9

54.	Please expand your disclosure to include your definition of qualified assets regarding capitalizing interest.

Response: The Company has revised the section entitled “Inventory” in Note 1: Summary of Significant Accounting Policies on page F-8 of Amendment No. 1 in response to the Staff’s comment.

Warranty Reserves, page F-10

55.	We note your accounting policy for the recognition of warranty costs as an expense as incurred. It is unclear how this policy complies with the guidance in ASC 460-10-25-5 – 25-7. Please also refer to your disclosures on page F-35.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify our accounting policy for the recognition of warranty costs. See the section entitled “Warranty Reserves” in Note 1: Summary of Significant Accounting Policies on page F-8 of Amendment No. 1.

56.	We note your disclosures regarding the amortization of accrued warranty reserves against warranty costs using the reserve amortization method. Please expand your disclosure to clarify why you are amortizing accrued warranty reserves and what the reserve amortization method is.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify our accounting policy for the recognition of warranty costs. See the section entitled “Warranty Reserves” in Note 1: Summary of Significant Accounting Policies on page F-8 of Amendment No. 1.

Note 16: Commitments and Contingent Liabilities, page F-31

Legal Proceedings, page F-31

57.	We note that you are a party to legal matters in which you believe the outcome could have a material adverse effect on your results of operations, cash flows, or financial position. As such, please provided the disclosures required by ASC 450-20-50 for the legal matters that individually or in the aggregate could have a material adverse effect on your consolidated financial statements or revise your disclosures to clarify that you have determined none of your legal matters, individually and in the aggregate, are probable or reasonably possible to have a material impact on your consolidated financial statements.

Response: The Company has revised the section entitled “Legal Proceedings” in Note 16: Commitments and Contingent Liabilities on page F-29 of Amendment No. 1 in response to the Staff’s comment.

Ms. Pamela Long

March 28, 2014

Note 17: Other Accrued Liabilities, page F-35

58.	Please revise your tabular presentation of the changes in the warranty reserves for each period presented to comply with ASC 460-10-50-8.c.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to separately present reserve charges for warranties issued during the period and adjustments related to warranties existing in prior periods in the tabular presentation of the changes in the warranty reserve. See Note 17: Other Accrued Liabilities on page F-32 of Amendment No. 1.

Appendix A: Description of TRI Pointe, page A-1

8. Stock-Based Compensation, page A-79

59.	We note that the equity based incentive units granted to management on September 24, 2010, contain a vesting term that results in vesting upon a liquidity event for 75% of the units and 25% of the units converting into restricted stock prior to the liquidity event. We further note that you completed your IPO on January 31, 2013. Please confirm to us that the IPO was not considered a liquidity event as defined in the agreement. Otherwise, please tell us how you reflected the impact of the liquidity event in your interim financial statements for the nine-months ended September 30, 2013.

Response: The Company has discussed this matter with TRI Pointe Homes, Inc. and hereby confirms that the IPO was not considered a liquidity event as defined in the agreement.

Consolidated Statements of Operations, page A-85

60.	We note your reference to the earnings per share data as being presented on a pro forma basis. Considering the guidance in ASC 260-10-55-12 – 55-14, it is unclear why the earnings per share data is presented on a pro forma basis. Please revise your presentation here and in Note 10, or provide us with an explanation as to why a pro forma basis is appropriate along with the specific reference to the literature that supports your presentation.

Ms. Pamela Long

March 28, 2014

Response: The Company respectfully submits that it has removed “Appendix A: Description of TRI Pointe” from the Registration Statement, and that the information previously included therein will be incorporated by reference into the Registration Statement from other documents that TRI Pointe Homes, Inc. has filed or will file with the Commission, including its Form 10-K for the year ended December 31, 2013, filed with the Commission on February 27, 2014 (the “2013 TRI Pointe 10-K”). In response to the Staff’s comment, TRI Pointe Homes, Inc. has revised the financial statements and Note 10 in the 2013 TRI Pointe 10-K by removing reference to “pro forma” for the earnings per share data. See page 75 of the 2013 TRI Pointe 10-K.

1. Organization and Summary of Significant Accounting Policies, page A-90

61.	Please include your accounting policy for capitalizing interest costs.

Response: In response to the Staff’s comment, TRI Pointe Homes, Inc. has included the following disclosure with respect to its accounting policy for capitalizing interest costs on page 65 of the 2013 TRI Pointe 10-K:

“We capitalize pre-acquisition, land, development and other allocated costs, including interest, during development and home construction. Applicable costs incurred after development or construction is substantially complete are charged to selling, general and administrative, and other expenses as appropriate. Pre-acquisition costs, including non-refundable land deposits, are expensed to other income (expense) when we determine continuation of the respective project is not probable. In accordance with ASC Topic 835, Interest (“ASC 835”), homebuilding interest capitalized as a cost of inventories owned is included in costs of sales as related units or lots are sold. To the extent our debt exceeds our qualified assets as defined in ASC 835, we expense a portion of the interest incurred by us. Qualified assets represent projects that are actively under development. For the years ended December 31, 2013, 2012, and 2011, we did not expense any interest costs as the qualified assets were in excess of debt.”

Warranty Reserves, page A-94

62.	We note your disclosure that the warranty reserve amounts are based on historical experience rates. Considering that your home sales experience did not begin until the period September 24, 2010 through December 31, 2010, please revise your disclosures to provide a more comprehensive explanation as to how your historical experience rates are sufficient evidence to reasonably estimate the reserve. Please refer to ASC 460-10-25-6 for guidance.

Ms. Pamela Long

March 28, 2014

Response: In response to the Staff’s comment, TRI Pointe has included the following disclosure with respect to its accounting policy for warranty reserves in Note 1 on page 66 of the 2013 TRI Pointe 10-K, and conformed it to the critical accounting policy disclosure for warranty reserves on page 53 of the 2013 TRI Pointe 10-K:

“Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. We also consider historical experience of our peers due to our limited history related to home sales. Indirect warranty overhead salaries and related costs are charged to the reserve in the period incurred. We assess the adequacy of our warranty accrual on a quarterly basis and adjust the amounts recorded if necessary.”

7. Commitments and Contingencies, page A-99

63.	We note your statement that you did not recognize any accruals for asserted or unasserted matters. Please confirm to us that you have concluded that it is remote any of your lawsuits, claims and proceedings, individually and in the aggregate, will materially impact your consolidated financial statements. If you are unable to provide this confirmation, please provide the disclosures required by ASC 450-20-50.

Response: The Company has discussed this matter with TRI Pointe Homes, Inc. and hereby confirms that TRI Pointe Homes, Inc. has concluded that it is remote any of its lawsuits, claims and proceedings, individually and in the aggregate, will materially impact its consolidated financial statements.

Exhibit 23.2

64.	Please request Ernst & Young to provide a consent for the consolidated financial statements of TRI Pointe Homes, LLC included in the Form S-4 rather than the Form 10-K for the year ended December 31, 2012.

Response: Because TRI Pointe is now eligible to incorporate by reference, its financial statements will not be included in an appendix to the TRI Pointe Form S-4. Accordingly, Ernst & Young has provided a consent in Amendment No. 1 for the incorporation by reference of its report dated February 27, 2014 with respect to the consolidated financial statements of TRI Pointe included in TRI Pointe’s Form 10-K for the year ended December 31, 2013.

Exhibit 23.4

65.	Please request Deloitte & Touche LLP to include their city and state in their consent for the consolidated financial statements of Longview Timber LLC.

Response: Deloitte & Touche LLP has revised its consent in response to the Staff’s comment.

Ms. Pamela Long

March 28, 2014

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (253) 924-2800 or by email at peter.orser@weyerhaeuser.com.

Sincerely,

/s/ Peter M. Orser
Peter M. Orser President and Chief Executive Officer

cc:	Sandy D. McDade, Esq., Weyerhaeuser Company

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP
D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP